UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-43336

Einride AB

(Translation of registrant’s name into English)

Stadsgården 6

116 45 Stockholm

Sweden

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Einride AB (the “Company”) is furnishing under the cover of Form 6-K the following:

Acquisition

On July 28, 2026, the Company, through its wholly owned subsidiary Einride MidCo AB (“Einride MidCo”), entered into a share purchase agreement pursuant to which Einride MidCo agreed to acquire a Swedish carrier(the “Seller”), which consists of two entities: Ytterhälla Transport AB, which operates the Seller’s carrier business, and Ytterhälla Fastighets AB, which owns the real estate where the Seller maintains its offices and parking area for trucks and other vehicles.

The total purchase price (the “Purchase Price”) paid at closing was SEK 17,069,056 (approximately USD 1,792,000). The Seller’s shareholders also have a right to receive earn-out consideration of up to SEK 10,000,000 in the aggregate, subject to the achievement of certain milestones during the next three years.

On the closing date of September 1, 2026, 50% of the Purchase Price was paid in cash, and the remaining 50% was paid in ordinary shares of the Company (the “Share Consideration”). The Share Consideration was SEK 8,534,520, corresponding to 133,599 shares based on a share value of USD 6.670 per share, representing the volume-weighted average trading price of the Company’s American depositary shares (“ADSs”) during the 30-trading-day period ending on August 25, 2026. The ordinary shares comprising the Share Consideration have not yet been converted to ADSs.

Risk Factors Update

The Company is also furnishing updated risk factors, attached hereto as Exhibit 99.1, describing risks and uncertainties that may affect the Company and the market price of its securities. These risk factors update and replace the Company’s previously filed risk factors in its prior filings made with the U.S. Securities and Exchange Commission.

Incorporation by Reference

The information contained in this report on Form 6-K is hereby incorporated by reference into the Company’s registration statements on Form S-8 (File No. 333-297887), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Risk Factors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EINRIDE AB
Date: September 4, 2026
	By:	/s/ Viveka Linander Waldenor
	Name:	Viveka Linander Waldenor
	Title:	General Counsel